January 8, 2025

Captain Joseph Burns
Chief Executive Officer
AIRO Group Holdings, Inc.
5001 Indian School Road NE, Suite 100
Albuquerque, NM 87110

       Re: AIRO Group Holdings, Inc.
           Draft Registration Statement on Form S-1
           Submitted December 13, 2024
           CIK No. 0001927958
Dear Captain Joseph Burns:

     We have reviewed your draft registration statement and have the following comment(s).

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form S-1 submitted December 13, 2024
General

1. Please revise, in the appropriate section, to describe the various factors considered in determining the offering price. Refer to Item 505(a) of Regulation S-K.
2. Please revise, in the appropriate section, to include a description of your property.
       Refer to Item 102 of Regulation S-K.
3. Please provide us with supplemental copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, have presented or expect to present to potential investors in reliance on Section
       5(d) of the Securities Act, whether or not you retained, or intend to retain, copies of those communications.
 January 8, 2025
Page 2

Industry and Other Data, page iii

4. We note your disclosure that certain industry data included in your registration statement was obtained from third-party sources. Please clarify whether you commissioned any of the third-party data presented in your registration statement. To the extent that you commissioned any such data, please provide the consent of the third party in accordance with Rule 436 of the Securities Act.
Summary Consolidated Financial Data, page 14

5. We note the place holders in your table for "Pro forma net loss per share" and "Pro forma weighted-average shares" that will be computed using "pro forma net loss."
       Please provide pro forma financial statements pursuant to and compliant with Article
       11 of Regulation S-X. In doing so, ensure the pro forma financial statements reflect all transactions expected to occur in connection with your offering, such as the conversion of debt and the vesting of stock-based awards.
Risk Factors
Our amended and restated certificate of incorporation will provide that the Court of
Chancery..., page 55

6. We note your disclosure that the federal district courts shall be the exclusive forum for actions arising under the Securities Act. Please state that there is uncertainty as to whether a court would enforce such provision.
Use of Proceeds, page 64

7. We note your disclosure regarding the intended use of proceeds. Please revise to include the approximate amount intended to be used for each purpose. Refer to Item
       504 of Regulation S-K.
8. We note you intend to use a portion of the proceeds to repay certain convertible promissory notes. Please revise to include a description of the promissory notes to be paid, including the amount outstanding, interest rate, and maturity date. Refer to
       Instruction 4 to Item 504 of Regulation S-K. Also please ensure the use of proceeds section is consistent with the business combinations section beginning on page 73 and investor notes section on page 83.
Business Combinations, page 73

9. Please revise your disclosure to clarify the amount outstanding under the Sky-Watch
       Promissory Note. Also please clarify if the amount outstanding under the Sky-Watch
       Promissory Note will become due five business days following this offering. If so, please discuss the impact the payments will have on your liquidity and capital resources after the offering. Also disclose the source of the funds to be used to make such payments.
 January 8, 2025
Page 3
Key Factors Affecting Our Performance
Global Supply Chain, page 74

10. We note your disclosure on page 24 that you expect current supply chain issues to continue into 2025. Please discuss whether supply chain disruptions materially affect your outlook or business goals. Specify whether these challenges have materially impacted your results of operations or capital resources and quantify, to the extent possible, how your sales, profits, and/or liquidity have been impacted.
11. We note you have implemented actions and programs designed to mitigate the impacts of supply chain disruptions. Revise to discuss known trends or uncertainties resulting from mitigation efforts undertaken. Explain whether any mitigation efforts introduce new material risks, including those related to product quality, reliability, or regulatory approval of products.
Investor Notes, page 83

12. Please revise this section to clarify the maturity date of each investor note. We note disclosure that certain investor notes are to be paid prior to the closing of the BCA
       Transactions.
Management's Discussion and Analysis of Financial Condition and Results of Operations
Critical Accounting Policies and Estimates
Goodwill, page 89

13. Given the significant goodwill recorded in your Electric Air Mobility segment, a
       "development stage" segment which has not generated significant revenue to-date, please expand your disclosures related to the 2024 impairment test to address the following:

             Discuss the changes to your revenue assumptions that resulted in an increase of projected revenue in years 1 and 2 of commercialization as compared to prior revenue estimates from your prior year testing date of October 1, 2023 for the same two-year period.

             Please address your current estimate of when you expect commercialization for the Jaunt Journey and the downscaled cargo version of the Jaunt Journey will take place and how the timelines changed from prior impairment assessments.

             Your disclosure states that    Mid-term and long-term EBITDA
projections at
           maximum capacity have not significantly changed compared to our prior year testing date of October 1, 2023, but the shifting and corresponding discounting of these projections resulted in a significant decrease in the fair value of the Electric
           Air Mobility segment, which indicated impairment.    Please more
fully explain
           how your EBITDA projections have shifted.

             Disclose in reasonable detail your plans for this reporting unit to achieve profitability in the future. Your discussion should address the likelihood and anticipated timing of your plans and assumptions coming to fruition. January 8, 2025
Page 4

Business
Overview, page 95

14. Please provide a basis for the statements relating to the total addressable market for your four business segments. If these estimates are based on industry reports, provide a citation to such reports. Please make corresponding changes to page 6. Employment Arrangements with our Named Executive Officers, page 133

15. Please disclose if you have entered into employment agreements with each of your named executive officers. If you have entered into employment agreements with these executive officers, please provide a description and file the agreements as exhibits to your registration statement. Refer to Item 601(b)(10)(iii)(A) of Regulation S-K.
Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws, page
151

16. Please clarify if the Court of Chancery of the State of Delaware exclusive forum provision applies to the Exchange Act.
       Please contact Dale Welcome at 202-551-3865 or Andrew Blume at 202-551-3254 if
you have questions regarding comments on the financial statements and related matters. Please contact Patrick Fullem at 202-551-8337 or Jay Ingram at 202-551-3397 with any other questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Manufacturing
cc:   Christina T. Roupas